SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Modern Capital Funds Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	825 Low Country Blvd., Suite 204
Mt. Pleasant, South Carolina 29464

TELEPHONE NUMBER:	800-767-3838

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:	THE CORPORATION TRUST COMPANY
Corporation Trust Center
1209 Orange St.
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes	☐ No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Charleston and State of South Carolina on this 30th day of June, 2020.

Modern Capital Funds Trust

/s/ Brad Atkins
By:	Brad Atkins
Sole Trustee

ATTEST:	/s/ Edward M. Royall

Name:	Edward M. Royall

Title:	CFO